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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of January 2008

Commission File Number 28980

ROYAL STANDARD MINERALS INC.

(Translation of registrant's name into English)

3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473

(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   X           Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc.
(Registrant)

By \S\ Roland M. Larsen President & CEO

Date:  January 11, 2008

SEC1815 (05-06)

ROYAL STANDARD MINERALS INC.

C.U.S.I.P. # 780919106 TSX.V:RSM LISTED: STANDARD & POORS OTCBB:RYSMF

DRILLING CONTINUES ON THE RAILROAD PORPHYRY/SKARN COPPER OXIDE AND MOLYBDENUM PROJECT ELKO COUNTY, NEVADA

(ADJACENT TO AND SOUTH OF NEAR SURFACE GOLD OXIDE DEPOSITS ON THE RAILROAD PROPERTY, ELKO COUNTY NEVADA)

FOR IMMEDIATE RELEASE

MANHATTAN, NEVADA, JANUARY 10, 2008, ROYAL STANDARD MINERALS INC. (“RSM”) as previously reported in a press release dated, January 16, 2007, eight drill holes intersected long sections of copper oxide and precious metals mineralization during the gold exploration effort within an area north and south of the Bald Mountain fault (BMF). In addition to these metals significant amounts of molybdenum occurs within and flanking the copper intervals, RSM’s current effort is concentrated north of the BMF according to Qualified Person, Roland M. Larsen. The current target area north of the BMF includes more than a square mile area with significant copper, molybdenum (and precious metal) intercepts, selected intervals are listed as follows:

North of Bald Mountain Fault

RR99-14 100 feet of 0.630 % copper @ 425’- 525’ 245 feet of 0.0365 % molybdenum @300’- 545’

RR-99-16 225 feet of 0.270 % copper @ 325’-550’ 100 feet of 0.0033 % molybdenum @ 525’- 625’

RR99-17 400 feet of 0.432 % copper @650’-1040’ 550 feet of 0.0194 % molybdenum @ 450’- 1000’ (Includes 175’ of 0.0383 % molybdenum @ 450’-625’)

RR99-19 50 feet of 0.834 % copper @ 1200’- 1250’ 50 feet of 0.0036 % molybdenum @ 1100’- 1150’ 55 feet of 0.0036 % molybdenum @ 1200’- 1255’

RR99-46 165 feet of 0.38 % copper @350’-550’ 225 feet of 0.0041 % molybdenum @ 300’- 525’

The mineral system appears from the drilling results to be open in several directions including south of the BMF. The initial focus of the RSM copper, molybdenum-gold exploration effort has been to offset some of the drill holes listed above, initially toward the south of the near surface gold deposits that are under study for future development north of the BMF. The copper-molybdenum system appears to be open also toward the west and north. Plans include drilling the next two drill holes toward the west and southwest of the previous drilling with the objective of expanding the mineralized zone into those areas.

RR98-49	250 feet of 0.262 % copper, includes 70 feet of 0.11 opt gold @1000’-1250’ 350 feet of 0.0072 % molybdenum @ 825’- 1175’ (Includes 70’ of 0.0132 % molybdenum @ 1075’- 1145’)
RR98-54	185 feet of 0.212 % copper @ 875’- 1060’ (Bottomed in 0.42 % copper)
South of Bald Mountain Fault
RR97-50	50 feet of 0.9 % copper @ 100’- 150’ 70 feet of 0.085 opt gold @ 75’- 145’
RR97-49	25 feet of 0.38 % copper @ 125’- 150’ (Bottomed in 0.38 % copper) 100 feet of 0.0194 % molybdenum @ 50’- 150’
RRAR-8	75 feet of 0.596 % copper @ 45’- 120’
RRAR-7	113 feet of 0.61 % copper @ 7’- 120’ 238 feet of 0.0386 % molybdenum @ 22’- 260’ 83 feet of 0.10 opt gold @ 37’- 120’
RRAR-6	183 feet of 0.28 % copper @ 7’- 190’ (Includes 45’ of 0.75 % copper @ 22’- 67’ 60 feet of 1.5 % zinc @ 52’- 112’

RSM exploration core drilling commenced on the Railroad Project, located in Elko County during the late summer-early fall with the initiation of five (5) shallow core drill holes to include RR-07-01, 02, 03, 03B and 04 located north of the Bald Mountain fault. These drill holes represent two offsets one (RR-07-01) 330 feet east of previously drill tested areas and a second (RR-07-03B) located approximately 935 feet south of drill hole KC-99-17. Drill hole RR-07-04 is collared about 500 east of drill hole KC99-17. All of these holes (except 1 and 3 which were lost due to bad ground conditions) will be extended to depth to test for deeper copper-molybdenum and precious metal mineralization.

The results of RSM’s latest drilling indicates that the copper (and molybdenum) zone has been extended some 935 feet south of the previous drilling activity, north of the Bald Mountain Fault as follows:

RR-07-02 50 feet of 0.24 % copper @ 475’- 525’ 196 feet of 0.0281 % molybdenum @ 400’- 596’

RR-07-03B 50 feet of 0.28 % copper @ 80’- 130’ 50 feet of 0.195 opt silver @ 80’- 130’

RR-07-04 60 feet of 0.38 % copper @ 295’- 355’

120 feet of 0.0297 % molybdenum @ 240’- 360’

Future core drilling will be completed by the Company, utilizing two Company owned core drilling rigs. The present plan is to lengthen RR-07-02 & RR-07-04 to at least 1200’ to intersect the interval where deeper copper mineralized zone that was penetrated by previous drilling. Exploration drilling will continue on 500’ centers toward the west and north to better define the limits of the copper-molybdenum and precious metal mineralized zones north of the Bald Mountain fault. Drilling will also be conducted along the prospective Bald Mountain Fault Zone which exhibits a strike length of over 7,000 feet.

The Company believes that there is an indication from the drilling and the results of chemical analytical results that this area on the order of two (2) or more square miles is prospective for poryhyry skarn-type copper-molybdenum-gold/silver deposits north and south of the BMF. RSM is very encouraged in regard to the magnitude (aerial dimensions)of the system and the attractive group of metals that are occurring within this intrusive-skarn system in this area.

The Railroad Mining District is represented within the northern portion of the approximately 20,000 acre land package contained within the Pinon-Railroad project areas located south of Newmont Gold’s Rain mining district in Elko, County, Nevada. RSM has a 100% interest in these projects have concentrated upon the proposed development of an open pit oxide and exploration for deeper underground potential targets for Carlin-type gold-silver deposits. RSM is currently engaged in the Federal and State permit process to develop several near surface Pinon project oxide gold-silver deposits on this property package according to Roland M. Larsen, Qualified Person, NI- 43-101.

The Canadian Venture Exchange does not accept responsibility for adequacy or accuracy of this release as per Exchange Policy 3.3 section 6.5.

Royal Standard Minerals cautions that the statements made in this press release and other forward looking statements made on behalf of the Company may be affected by such other factors including, but not limited to, volatility of mineral prices, product demand, market competition, imprecision of mineral estimates, and other risks detailed herein and from time to time in the Securities and Exchange Commission filings of the Company.

For more information Please call Roland Larsen, qualified person, NI-43-101 @ 775-487-2454 FAX 775 -487-2460 Visit our website at Royal-Standard.com